

February 4, 2014

Joseph P. Slattery
EVP and Chief Financial Officer
TransEnterix, Inc.
635 Davis Drive, Suite 300
Morrisville, NC 27560

>   **Re: TransEnterix, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 8, 2014**
>   **File No. 333-193235**
>   **Form 8-K Filed September 6, 2013**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
>   **Filed November 14, 2013**
>   **File No. 000-19437**

Dear Mr. Slattery:

    We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   It appears from your disclosure in the fourth bullet point on page 35 that you may offer guarantees. Please revise to include these securities in the fee table, include appropriate co-registrants, and file an opinion of counsel to address those guarantees as required by Regulation S-K Item 601(b)(5).

Prospectus

2.   Please revise your disclosure to present it from the perspective an investor who may not be an expert in your industry. For example, your current disclosure about a 510(k), CE

Mark, IDE, and PMA appears to assume that readers already know the meaning of those terms and their significance.

Table of Contents, page 2

3.   Please provide us your analysis of how the last sentence on page 2 and the related statement on page 4 are consistent with Section 12(a)(2) of the Securities Act.

Risk Factors, page 5

4.   Please add a risk factor to describe the effect of the voting agreement filed as exhibit 10.2 to your Form 8-K filed August 14, 2013. Also, please tell us how the lock-up and voting agreements have affected your disclosure pursuant to Regulation S-K Item 403.

Our product development activities could be delayed or stopped, page 13

5.   Please balance your reference to the 90-day review with disclosure about the typical time until a final decision is made on a 510(k) and PMA application.

Even if we receive regulatory clearance, page 17

6.   With a view toward clarification of appropriate disclosure, please tell us the reimbursement status of your current products. Have the products been assigned reimbursement codes? Have you experienced material issues with reimbursement or coverage by third-party payors?

We rely significantly on licenses, page 20

7.   Refer to your disclosure that "certain" of your products rely on licensed technology. Please revise to clarify the extent of your business that relies on the licenses.

The market price of our common stock has been, page 24

8.   Please quantify the number of authorized but unissued shares that you could issue without shareholder approval.

9.   Refer to the last paragraph of this section. Please highlight the risk of the reverse stock split in a separate risk factor; if the reverse split does not require shareholder vote, please say so clearly in the risk factor. Also, please tell us when you plan to apply for Nasdaq listing, whether you satisfy the objective listing criteria, and the size of the reverse split necessary for listing.

Trading of our common stock is limited, page 25

10.   Please tell us the nature of the "certain restrictions" to the trading of your securities of your affiliates and when those restrictions permit the shares to be traded. Include in your response specific dates that the restrictions expire and the number of shares that could be sold on those dates.

Conversion or Exchange Rights, page 38

11.   Convertible securities may not be convertible for "other securities" that have not been registered under this registration statement unless the convertible securities are not legally convertible immediately or within one year of sale of the convertible securities. All of the underlying classes of securities to which the convertible securities relate must be identified in the registration statement. Please revise accordingly.

Experts, page 41

12.   We note your references to the reports of EisnerAmper LLP and BDO USA LLP. If true, please disclose that such financial statements have been incorporated by reference in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

Incorporation by Reference, page 41

13.   We note that you incorporate by reference the audited financial statements of TransEnterix, Inc. for the years ended December 31, 2011 and 2012. The audit reports of BDO USA, LLP and Ernst & Young LLP accompanying those statements refer to auditing standards generally accepted in the United States. Please note that since the financial statements of TransEnterix included in or incorporated by reference into the Form S-3 are now those of the registrant as a result of the reverse merger, the audits must be performed in accordance with the standards of the PCAOB (United States). Please amend the filing to include financial statements as of and for the years ended December 31, 2011 and 2012 that are audited in accordance with the standards of the PCAOB (United States). Please refer to PCAOB Rule 2100.

14.   Further, please note that any financial statements of the registrant included in filings after the date of the reverse merger should reflect its current equity structure – i.e., a restatement of the legal acquirer's equity using the exchange ratio established in the acquisition agreement to reflect the reverse merger that occurred on September 3, 2013 – and should present earnings per share information. Please refer to FASB ASC 805-40-45-2(d) and FASB ASC 260-10-45, and revise the filing to comply.

15.   Refer to your last bullet point in this section. Please list all amendments or reports filed for the purpose of updating the description of your securities in the Form 8-A that you cite.

16.   Please provide us your calculation of the aggregate market value of the voting and non-voting common equity held by non-affiliates to demonstrate your eligibility to use Form S-3 per General Instruction I.B.1 of Form S-3. Your response should be tied clearly to your most recent disclosure per Regulation S-K Item 403; if material changes have occurred to the information in that disclosure, provide us your analysis of whether this registration statement should reflect such changes per Item 11 of Form S-3.

17.   Please tell us when you filed a Form 8-K reporting under Item 5.07 the votes on the resolutions required by Rule 14a-21.

Where you can find more information, page 42

18.   Please tell us the purpose of your statement that "information on or accessible through the SEC's website is not part of this prospectus." Your registration statement and the documents that you incorporate by reference on page 41 of your prospectus are on the Commission's website.

19.   Please tell us where you have filed the cost-sharing arrangement mentioned on page 59 of your most recent Form 10-K.

20.   Please tell us the nature of the bonus accrued according to page 11 of your most recent Form 10-Q. Address in your response whether the bonus represents a material change from the historic bonus reported in your Summary Compensation Table incorporated by reference.

21.   Please provide us your analysis of whether the December 6, 2013 preferred stock conversion was required to be reported under Item 3.02 of Form 8-K.

Indemnification, page II-1

22.   Please tell us the authority on which you rely to qualify your disclosure by reference to statutory provisions.

Exhibits, page II-2

23.   We note that you indicate near the bottom of page II-2 that exhibits 4.2 and 5.1 are to be filed as exhibits to a report filed pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act or by post-effective amendment to the registration statement. Please be advised that the indenture and opinion must be filed prior to effectiveness of the registration statement.

24.   Please provide us your analysis of whether Rule 436 requires you to file the consent of Creighton University given your summary of the conclusions in its study on page 10 of the Form 8-K filed September 6, 2013 and incorporated by reference.

Exhibit 23.2

25.   Please request BDO USA, LLP to revise the reference to the Form 8-K in their consent. We note that the Form 8-K is *dated* August 30, 2013 and *filed* September 6, 2013.

Undertakings, page II-3

26.   Please include the undertakings required by Item 512(j) of Regulation S-K.

Form 8-K Filed September 6, 2013

Form 10 Information, page 6

27.   Please tell us where you provide the information required by Regulation S-K Item 101(h)(4)(v). Also tell us
   • how you complied with Item 601(b)(10)(ii)(D) regarding the property mentioned in this filing and on page 14 of your most recent Form 10-Q.
   • how you complied with Regulation S-K Item 101(h)(4)(vi) given the information on page 12 of exhibit 99.1, and provide us the identity of the customers referenced on that page 12.

SurgiBot, page 8

28.   Please tell us whether your product currently can perform each of the functions described in this section. In your response, include the current status of product development and the material hurdles that remain until you are prepared to seek FDA clearance to market your product.

Intellectual Property, page 12

29.   Please disclose the nature of your patents and when they expire. Also disclose when your license and research agreement expires.

Government Regulation, page 14

30.   We note your disclosure that you intend to continue discussions with the FDA. Please tell us the status of these discussions. Include in your response whether you have received any indication of whether the SurgiBot is eligible for the 510(k) clearance or

requires a PMA. Also, please tell us when your next discussion is scheduled and the intended topic of that discussion.

International Regulation, page 16

31.   We note your reference to international sales on page 37. Please tell us in which countries you have sold your product and the regulatory status of your product in those countries.

Security Ownership, page 41

32.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the legal entities identified in the table.

Arrangements, page 47

33.   Please tell us when the right to appoint directors and officers mentioned in this section terminates.

Agreements with Named Executive Officers, page 49

34.   Please tell us why this section does not address the acceleration of options mentioned in exhibit 10.6.

Director Compensation, page 51

35.   Given the information in this table, it appears that some of the directors served on the board of the company you acquired before they were appointed in connection with the acquisition. Please ensure that your disclosure of the directors' experience beginning on page 43 makes clear when each director was affiliated with the registrant or its current subsidiaries. Also, please tell us why Mr. Onopchenko is not included in the table on page 43.

Certain Relationships and Related Party Transactions, page 52

36.   Please tell us why this section does not describe the transaction mentioned on page 23 of exhibit 99.1 that exceeded the threshold in Regulation S-K Item 404(d). Note instruction 2 to Item 404(d). Also, please provide us your analysis of whether Item 404 requires disclosure of the lease mentioned in the second full paragraph of page 41 of this Form 8-K.

Item 5.02, page 58

37.   Please tell us where you describe exhibits 10.11 and exhibit 10.12 per Item 5.02 of Form 8-K.

Exhibits, page 59

38.   Exhibit 10.9 appears to be missing attachments. Please file the complete exhibit.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Consolidated Balance Sheets, page 2

39.   Please tell us how the share amounts presented in your Consolidated Balance Sheets and Statements of Preferred Stock and Stockholders' Equity comply with the requirements of Section 805-40-45-2 to reflect the equity structure of the legal parent. Specifically, the amounts you reflect for common shares authorized and issued and outstanding as of December 31, 2012 appear to reflect the historical capital of the former TransEnterix before the merger. In future filings, including amendments to this Form S-3, please ensure that the equity structure of the former TransEnterix is restated using the exchange ratio established in the acquisition agreement as required by FASB ASC 805-40-45-2(d); otherwise, explain to us why the reported amounts are correct. Please similarly revise your statements of preferred stock and stockholders' equity.

Consolidated Statements of Operations and Comprehensive Loss, page 3

40.   Please tell us how your earnings per share calculations retroactively restate for all periods to reflect the change in capital structure of the legal parent. Include your calculation of such restatements as part of your response and disclose this policy in your future filings. Refer to paragraphs 805-40-45-3 and 805-40-55-16 of the FASB Accounting Standards Codification.

Note 14. Closing of Merger and Financing Transaction, page 12

41.   We note that in your purchase price allocation you allocated only $10,000 to intangible assets for trade names, but allocated $93,670,000 to goodwill. Please explain how you determined the intangible assets acquired. Refer to FASB ASC 805-20-25-1 and 25-10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mary J. Mullany, Esq.